SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017-3954

February 27, 2013

VIA EDGAR TRANSMISSION

Mr. Duc Dang

Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	BRE Select Hotels Corp
Registration Statement on Form S-4
Filed January 18, 2013
File No. 333-186090

Dear Mr. Dang:

On behalf of BRE Select Hotels Corp (“BRE Select Hotels”), we hereby submit the response of BRE Select Hotels to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated February 15, 2013 (the “Comment Letter”) relating to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). We have revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions and general updates. In connection with this letter and the filing of Amendment No. 1, we are sending to the Staff, by overnight courier, four courtesy copies of Amendment No. 1 marked to show changes from the Registration Statement as filed on January 18, 2013, and four clean courtesy copies of Amendment No. 1.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information below are based upon information provided to us by BRE Select Hotels and Apple REIT Six, Inc.

General

1.	Please tell us whether you will succeed to Apple REIT Six’s reporting obligations under the Exchange Act after the consummation of this merger.

BRE Select Hotels will not succeed to Apple REIT Six Inc.’s reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the consummation of the merger. Rule 12g-3(a) under the Exchange Act will not be available to BRE Select Hotels because the preferred shares being registered by BRE Select Hotels and issued in the merger are expected to be held of record by less than 300 persons.

Prospectus Cover Page

2.	We note your reference to certain adjustments to the liquidation preference of the preferred stock. Please cross reference to the disclosure that explains the adjustments and clarify it as a reduction since it does not appear that the adjustment can result in an increase of the preference price. Also, please add a question and answer to briefly highlight the possible reduction.

In response to the Staff’s comment, Amendment No. 1 has been revised on the prospectus cover page and on page 2.

Questions and Answers about the Special Meeting and the Merger, page 1

General

3.	Here or in the summary, please briefly explain the impact, if any, the merger will have on your operational strategy going forward. Will you make investments in other asset classes?

In response to the Staff’s comment, Amendment No. 1 has been revised on page 5.

4.	Please include a question and answer to clarify any conflicts and highlight the consideration to be received by Apple REIT Six’’s management in connection with the merger.

In response to the Staff’s comment, Amendment No. 1 has been revised on pages 2 and 3.

5.	Please include a question and answer to explain the tax implications to your shareholders in connection with the merger, consistent with your disclosure on page 103.

In response to the Staff’s comment, Amendment No. 1 has been revised on page 6.

Risk Factors

General

Risks Related to the Merger, page 28

6.	Include a separate risk factor to highlight the termination fee owed to the buyer in the event that the merger is not consummated, consistent with your disclosure on page 91.

In response to the Staff’s comment, Amendment No. 1 has been revised on page 29.

Risks Related to BRE Select Hotels

Legal and Government Regulatory Oversight Risks, page 36

7.	Please revise to discuss the risks related to your current class action litigation and investigations to which you are subject, consistent with your disclosure under the Legacy Matters heading.

In response to the Staff’s comment, Amendment No. 1 has been revised on page 36.

The Special Meeting

Solicitation of Proxies, page 45

8.	We note your disclosure that David Lerner Associates, Inc. has been engaged to assist in the solicitation of proxies from the shareholders. Please disclose the material terms of the solicitation arrangement with David Lerner and tell us whether any portion of the fee to be paid to this third party is contingent upon the closing of the merger transaction.

In response to the Staff’s comment, Amendment No. 1 has been revised on page 46. The fee is not contingent upon closing the merger transaction.

The Merger

9.	As holder of all the common stock post-merger, please clarify any rights conferred to the common shareholder that could be exercised to the detriment of the preferred stockholders.

In response to the Staff’s comment, Amendment No. 1 has been revised on page 73.

Background of the Merger, page 47

10.	Please provide us with copies of board books, financial presentations and other materials considered by the board in its consideration of liquidity alternatives.

In connection with the Apple Six board’s review of certain liquidity alternatives and in response to the Staff’s comment, certain materials prepared by Wells Fargo Securities, LLC (“Wells Fargo Securities”) are being provided to the Staff under separate cover by counsel for Wells Fargo Securities on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act of 1933, as amended, and Rule 12b-4 under the Exchange Act. In accordance with such rules, counsel for Wells Fargo Securities has requested that these materials be returned promptly following completion of the Staff’s review thereof. Counsel for Wells Fargo Securities also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

11.	Please revise to describe those persons that contacted Apple Six on behalf of the sponsor. Clarify the relationships, if any, between such persons representing the sponsor and the Apple Six board of directors in greater detail.

In response to the Staff’s comment, Amendment No. 1 has been revised on page 50.

Apple Six’s Reasons for the Merger, page 52

12.	In order to place the board’s consideration in context, please revise to explain how the board determined that the merger was in the best interest of shareholders relative to the Company B offer. Please clarify how the board determined that the preferred stock was valued at $1.90/share in light of the possible reductions described on page 119 and the interest payments on new debt that may impact your ability to pay dividends. Also, discuss how the 7 1/2 year waiting period for the holder redemption impacts the shares’ value.

In response to the Staff’s comment, Amendment No. 1 has been revised on pages 52 and 55.

13.	Here or in the appropriate section, please clarify if the indemnification requirement from Company B presented a conflict for management in evaluating the proposals.

In response to the Staff’s comment, Amendment No. 1 has been revised on page 51.

Projected Financial Information, page 56

14.	In order to place your projections in context, explain the reasonable basis and underlying assumptions used in constructing the projections.

In response to the Staff’s comment, Amendment No. 1 has been revised on page 56.

Apple Six Financial Analysis

Selected Public Companies Analysis, page 61

15.	Please also describe in greater detail the distinguishing characteristics between the referenced companies and Apple Six.

In response to the Staff’s comment, Amendment No. 1 has been revised on page 62.

Interests of Apple Six Directors and Executive Officers in the Merger

Company Options, page 63

16.	Please revise to clarify the exercise price per unit for the options identified in your table.

In response to the Staff’s comment, Amendment No. 1 has been revised on page 64.

Financing of the Merger, page 65

17.	In light of your disclosure that the merger agreement does not include a financing condition, please confirm if you have disclosed all material closing conditions for the loan commitment and revise to discuss alternatives to satisfy the cash portion of the consideration in the event that the loan transaction is not consummated.

In response to the Staff’s comment, Amendment No. 1 has been revised on pages 67 to 72. Amendment No. 1 includes a description of all material closing conditions for the loan commitment.

18.	Please revise to clarify if the minimum debt yield condition will be satisfied based on the properties current annualized NOI.

In response to the Staff’s comment, Amendment No. 1 has been revised on page 69.

19.	Here and in your summary section, please disclose what the initial interest rate would be based on current LIBOR and the rate increase from a syndication or securitization of your debt. Also, discuss the impact, if any, on your ability to pay dividends on the preferred stock.

In response to the Staff’s comment, Amendment No. 1 has been revised on pages 12 and 70.

The Merger Agreement

Agreement to Take Certain Actions and Use Reasonable Best Efforts, page 80

20.	Please revise here to provide a brief description of any other approvals, consents and waivers required and disclose the current status.

In response to the Staff’s comment, Amendment No. 1 has been revised on page 83.

Legacy Matters

Release	and Indemnification Agreement, page 100

21.	Please expand your disclosure to discuss and, as needed, reconcile your disclosure in this section regarding the indemnity you received from the individuals and entities identified as the “Knight Parties” hereunder with your disclosure in Section 5.8(a) of the Merger Agreement.

In response to the Staff’s comment, Amendment No. 1 has been revised on page 103.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements, page 22

Balance Sheet Adjustment (G), page 23

22.	We note that fair value of investment in real estate and identifiable intangible assets was estimated based on preliminary analyses performed by BRE Select Hotels and comparable market transactions. Please revise to describe in further detail how fair value was determined, including a description of significant inputs and assumptions.

In response to the Staff’s comment, Amendment No. 1 has been revised on page 25.

Part II Information Note Required in Prospectus

Item 21.  Exhibits and Financial Statements, page II-2

23.	We note that you plan to file certain exhibits to your registration statement by amendment. Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement, and we may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review. The draft should be filed as EDGAR correspondence.

In response to the Staff’s comment, BRE Select Hotels has filed the exhibits, including the opinions, with Amendment No. 1.

The Staff’s attention to the Registration Statement is greatly appreciated. If you have any questions regarding this filing, please do not hesitate to call me at (212) 455-3765.

Very truly yours,

/s/ Brian M. Stadler

cc:	Brian Kim

BRE Select Hotels Corp

David W. Robertson

McGuireWoods LLP

Acknowledgement of BRE Select Hotels

BRE Select Hotels hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve BRE Select Hotels from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

BRE Select Hotels may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BRE Select Hotels

By:	/s/ Brian Kim
	Name:	Brian Kim
	Title:	Vice President, Secretary and Managing Director